         EXHIBIT 21.1

SPACEDEV, INC.

SUBSIDIARIES OF THE COMPANY

Name of Subsidiary	State of Incorporation
SpaceDev, Inc.	Oklahoma
Starsys, Inc.	Colorado
Dream Chaser, Inc.	Delaware